SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Names of companies filing this statement and addresses of principal executive offices)
_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Michael J. Chesser
Chairman of the Board, President and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)
______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Mark G. English, Esq. General Counsel and Assistant Secretary Great Plains Energy Incorporated 1201 Walnut Street Kansas City, MO 64106

On October 9, 2002, Great Plains Energy Incorporated ("Great Plains Energy') filed its Application/Declaration on Form U-1 in this proceeding. Great Plains Energy hereby withdraws this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant/Declarant has duly caused this Amendment No. 1 to Application/Declaration on Form U-1/A to be signed on its behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/Mark G. English______________               Date:  September 6, 2005.
Name:     Mark G. English
Title:       General Counsel and
              Assistant Secretary